

February 29, 2024

Christina Van Tassell
Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken New Jersey 07030

> **Re: John Wiley & Sons, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2023**
> **Filed June 26, 2023**
> **File No. 001-11507**

Dear Christina Van Tassell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended April 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Operating Results, page 36

1. We note you present the measure "Contribution to Profit" in each of the tables on pages 36 to 38 for segment operating results. The presentation of Contribution to Profit appears to represent a non-GAAP financial measure. Please advise and revise to comply with the disclosures requirements outlined in Item 10(e) of Regulation S-K. Your revised disclosure should include, among other items, a reconciliation with the most directly comparable financial measure calculated in accordance with GAAP and the reason(s) why management believes the presentation of the non-GAAP measures provides useful information to investors and any additional purposes for which management uses to the non-GAAP financial measure. The reason(s) should be specific to the measure.

2.   We note you include the non-GAAP measure Adjusted EBITDA on a segment basis in each of the tables on pages 36 to 38. It does not appear you have provided reconciliations of the respective amounts on a segment basis to the most directly comparable financial measure calculated in accordance with GAAP. Also, we note your reconciliation of consolidated Adjusted EBITDA to Net Income on page 33, however, the individual Adjusted EBITDA amounts in each of the segment operating results tables do not appear to sum to the total consolidated Adjusted EBITDA amount. Please advise and revise to comply with the disclosures required by in Item 10(e) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Andi Carpenter at 202-551-3645 or Jean Yu at 202-551-3305 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing